Mail Stop 6010

December 5, 2006

Mr. Frank Guidone
Chief Executive Officer
Measurement Specialties, Inc.
100 Lucas Way
Hampton, VA 23666

        RE: **Measurement Specialties, Inc.**
                Form 10-K for the year ended March 31, 2006
                File No. 1-11906

Dear Mr. Guidone:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     Martin F. James
                     Senior Assistant Chief Accountant